FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December 2012
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr J Pauley, a Director of a major subsidiary of Gold Fields Limited, has exercised Share
Options which were issued to him in terms of The GF Management
Incentive Scheme, as amended and has sold Bonus Shares (“BS”)
which were awarded to him in terms of the Gold Fields Limited
2012 Share Plan.

Share Options are offered at a strike price, with a third of the total share option grant vesting upon the second, third and
fourth anniversaries of the grant date. The vested options can be exercised before the expiry date which is seven years from the grant date. The value of the Options which a participant may exercise will be the difference between the Share price at the date of exercise and the Strike price on the allocation date.

Details of the transaction are set out below:

J Pauley
Nature of transaction
Off market exercise of options / On
market sale of shares in terms of the
above scheme
Transaction Date 18 December 2012
Number of Shares
2400
Class of Security Ordinary shares
Strike Price per share
option
R63.65
Market Price per share
R100.6248
Total Value R241 499.52
Total proceeds R88 739.52
Vesting Period
A third of the total share option
grant vests upon the second, third
and fourth anniversaries of the grant
date and the options expire seven
years from grant date.
Nature of interest
Direct and Beneficial
J Pauley
Nature of transaction
Off market exercise of options / On
market sale of shares in terms of the
above scheme
Transaction Date 18 December 2012
Number of Shares 2400
Class of Security
Ordinary shares

Strike Price per share
option
R63.65
Market Price per share R100.5833
Total Value
R241 399.92
Total proceeds R88 639.92
Vesting Period
A third of the total share option
grant vests upon the second, third
and fourth anniversaries of the grant
date and the options expire seven
years from grant date.
Nature of interest Direct and Beneficial
J Pauley
Nature of transaction
On market sale of shares in terms of
the BS
Transaction Date 18 December 2012
Number of Shares 2463
Class of Security
Ordinary shares
Market Price per share R100.0010
Total Value R246 302.46
Vesting Period
50% of the award vests 9 months
following the grant date and the
remaining 50% vests 18 months
following the grant date.
Nature of interest Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.

19 December 2012
Sponsor:
JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 20 December 2012
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:    Senior Vice President: Investor
             Relations and Corporate Affairs